UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported): December 18, 2007

Veridigm, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30536	22-3530573
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17383 Sunset Boulevard, Pacific Palisades, CA	90272
(Address)	(Zip Code)

Registrant's telephone number, including area code: 1 888 646 5677

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 – Completion of Acquisitions or Dispositions of Assets.

On February 14, 2008, Veridigm, Inc. definitively agreed to acquire one hundred percent of the assets and liabilities of Dinostar Inc., (Nevada). Dinostar Inc. was previously a special project company. The Company owns knowledge and business planning acumen in the end-to-end manufacturing methods and marketing of specialist items. Its previous market place was specialist corporate and industrial use. The Definitive Acquisition calls for the Company to issue five million (5,000,000) new common shares (par $0.0001) of restricted stock to the Seller (s) of the Dinostar equity.

The Definitive Agreement is attached as Exhibit 10.1 and incorporated herein. For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 3.02 – Unregistered Sales of Securities

On December 18, 2007, the Company's majority shareholders voted unanimously and resolved to consolidate the common stock of the Company by reverse splitting the common stock at a ratio of 809:1. The Company's stock was effectively reverse split on January 9, 2008. The resulting CUSIP number for the Company's common stock is 92342L – 206.

On December 14, 2007, the Company issued to Officers and Directors; 247,219 and 220,025 investment shares of common stock (par $0.0001). These shares vote 0.11% and 0.1% respectively.

Title of Class	Name and address of beneficial owner	Number of Shares beneficially owned	Percentage of Fully Diluted
Common	FBO Alise Mills Coquitlam, BC. V3B 2P5	(247,219)	(0.11%)
Common	FBO Rowland J. Mosser Lucerne, California	220,025	0.10%
Common	Gary P. Freeman Walnut Creek CA 94598	5,000,000	2.27%
Preferred	BC0718806 LTD Vancouver BC V6C 1A4	1,342,000	60.94%
	All Officers and Directors acting as a group		63.31%
Preferred	ICON Research Inc Lake worth FLA 33467	400,000	18.16%
Preferred	Aiden Demographics Corp New Castle DE 19720	400,000	18.16%
	Total		99.74%

Item 4.01 – Changes in Registrant's Certifying Accountant

(a) (1) Previous Independent Accountant

(i)   On January 30, 2008, independent auditor, Michael Moore, CPA (Moore) resigned as auditor.

(ii)   Moore reviewed the Registrant's unaudited financial statements for the period ended September 30, 2007. There were no adverse opinions, disclaimers of opinion nor were they modified as to uncertainty, review scope or accounting principles.

(iii)   Subsequently, on or about January 2, 2008, it was brought to Moore's attention that material misrepresentations may have been made by previous management regarding certain liabilities.

(iv)   On January 10, 2008 Moore asked for an explanation or clarification of the matter, with a deadline for response. None was forthcoming.

(v)   On January 21, 2008, Moore sent previous management a follow up letter requesting the Company file an 8K for non reliance regarding the 9/30/2007 10QSB Form.

(vi)   On January 30, 2008, Moore resigned.

(vii)   The Board of Directors accepted the resignation of Moore on January 30, 2008

(viii)   Moore has not advised the Company of any reportable events as defined in paragraph (A) through (D) of Regulation S-K Item 304 (a) (1) (v)

(2) New Independent Accountants

The company is negotiating to retain the services of a new independent auditor.

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

The Company believes that significant material misrepresentations were made by former Officer (s) and Director (s). The misrepresentations and incorrect warranties regarding the Company's debt was misrepresented to attorneys, auditors, investors and the Securities and Exchange Commission by the certification required by Rule 13a-14(b) or Rule 15d-14(b) and section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. As a result, management is re-evaluating the Company's internal control over financial reporting to ensure compliance with all applicable requirements related to the preparation and disclosure of the Company's financial information.

On November 19, 2007, the Company filed Form 10QSB for the period ended September 30, 2007 with the Securities and Exchange Commission, in which a line item refers to "Forgiveness of Debt" and was explained in Note 3 of the Condensed Financial Statements as follows:

FORGIVENESS OF DEBT

During the three months ended September 30, 2007 the Company determined that various liabilities accrued in its financial statements would not be paid as the former officers of the Company could not properly document the existence of the obligations. The liabilities were removed from the books as of September 30, 2007 and recorded as a gain on forgiveness of debt.

Management and former Officer(s) and Director (s) are unable to provide *prima fascia* evidence of the debt Holder (s) partial or full forgiveness or Cancellation of Debt (COD) pursuant to the specified liabilities principal or accrued interest. Cancellation of debt is a taxable income event under the principles set forth in IRC Section 61(a)(12). Absent exception, COD at the corporation level may give rise to income which would ultimately pass through as ordinary income. Corporate tax attributes and/or asset basis may require reduction by an amount equal to the unrecognized COD income. In the event that the Company lacks tax attributes or the amount of excluded COD income exceeds available attributes, it may be necessary to reduce the basis of the corporate assets. Reduction of asset basis can have unexpected, near-term tax consequences. Section 108 provides a variety of exceptions to the general rule of Section 62(a)(12), most notably Section 108(a) which excludes COD income to the extent of insolvency.

Upon complete due diligence of the aforementioned 'various liabilities' as presented to current management and the Board, the Company has determined that the forgiveness of debt is materially incorrect and misrepresented the Company's correct financial position.

The Company will work with its non-convertible, subordinated debt Holder (s) until resolution of the principal and accrued interest is matriculated, mutually agreeable and ratified. The Company intends to file a 10K Omnibus Year End 2007 inclusive of consolidated, audited financial statements.

Item 5.01 – Changes in Control of Registrant

On December 10, 2007, pursuant to the Company's agreement with BC 0718806 Ltd and for cash loaned to the Company by BC 0718806 Ltd and services rendered to the Company pursuant to the exclusive consultancy agreement as consideration to the Company, consultants and investors received ratified issuance Resolutions, corporate sealed Certificate of Designations and preferred shares of Veridigm Inc. in the amounts of 1,342,000, 400,000, and 400,000 shares (par $0.0001).

Pursuant to the Certificate of Designation, as of February 15, 2008, these Preferred shares vote approximately 61%, 18% and 18% respectively or 97% in aggregate on a fully diluted basis.

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment and Ratification of Principal Officers.

The Company hereby ratifies Gary P. Freeman as President and Chief Financial Officer. The Company hereby ratifies Mr. Rowland Mosser, Secretary and Director of Veridigm. In addition to his current role, Mr. Rowland Mosser will continue to act as Executive Vice-President of Corporate Affairs for the Company. A J Jamani serves as non-executive Chairman of the Company.

The Company confirms that Jeffery Flammang and Christopher Cella who had previously served as Officers and Directors of the Company in 2005 & 2006, were hired as independent executive consultants in November 2007. These Consultants have now been terminated from their respective agreements as of February 20, 2008. The Company will negotiate in good faith to resolve and supersede any and all previous agreements of settlement or memorandum of understanding between Flammang/Cella and the Company to a full and final settlement.

The Company confirms that the following executives, consultants or advisors no longer serve the Company in any capacity: Alise G. Mills (a.k.a Alissa Mills), Dr. Paul Castillo, Jeffery Eng, Kim Lem, Jeffery Flammang, and Christopher Cella.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 6, 2007 the Company adopted and approved updated By-Laws pursuant to the State of Delaware.

The updated By-Laws are attached as Exhibit 3.2 and incorporated herein.

Item 9.01 Financial Statements and Exhibits.

> Exhibit list:
> Exhibit 3.2   – Amended Bylaws
> Exhibit 10.1 – Definitive Acquisition Agreement
> Exhibit 16.1 – Letter of Former Accountant
> Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 28, 2008

Veridigm, Inc.

/s/ Gary P. Freeman

_____

Gary P. Freeman
President and CFO

Exhibit 3.2

Veridigm, Inc.

Formerly=eNotes Systems, Inc. until 12-06
Formerly=TotalMed, Inc. until 6-06
Formerly=FoneCash, Inc. until 5-05

BY-LAWS

ARTICLE I - OFFICES

Section 1. The registered office of the corporation 17383 Sunset Blvd.,
Suite B-280, Pacific Palisades, California 90272

The registered agent in charge thereof shall be **THE CORPORATION TRUST COMPANY.**

Section 2. The corporation may also have offices at such other places as the
Board of Directors may from time to time appoint or the business of the
corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the
corporation, the year of its organization and the words "Corporate Seal,
Delaware".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of
the corporation in this state or at such place, either within or without this
state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held
on the 15th.of February in each year if not a legal holiday, and if a legal
holiday, then on the next secular day following at 10 o'clock a.m., shall be
filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted
to take any action at a meeting, a written notice of the meeting shall be given
which shall state the place, date and hour of the meeting, and, in the case of a
special meeting, the purpose or purposes for which the meeting is called. Unless
otherwise provided by law, written notice of any meeting shall be given not less
than ten nor more than sixty days before the date of the meeting to each
stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any
annual or special meeting of stockholders of a corporation, or any action which
may be taken at any annual or special meeting of such stockholders, may be taken
without a meeting, without prior notice and without a vote, if a consent in
writing, setting forth the action so taken, shall be signed by the holders of

outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 10. Consent in Lieu of Emergency Meetings: Any action required to be taken at any annual or Emergency meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock or majority of the preferred shares
having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of the Board shall be held without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the President on - days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation thereof.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. President: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be ex-officio a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. Secretary: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer; The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Article 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in corporation by death, resignation, removal or otherwise, shall office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any
stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts there from a proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change,

conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI - AMENDMENTS

Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose. APPROVED AND ADOPTED by the Board of directors as Thursday, December 06, 2007

SECRETARY'S CERTIFICATION

I, the undersigned Secretary of this corporation, hereby certify that the foregoing Bylaws were duly adopted by its Board of directors on the date above indicated and that the foregoing text of the Bylaws are currently in full force and effect and have not been revoked, suspended or amended.

/s/

Secretary

Exhibit 16

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

February 27, 2008

Office of Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Veridigm Inc
    Commission File Number: 000-30536

We have read the statements that we understand Veridigm Inc., will include under
Item 4.01 and Item 4.02 of the Form 8-K it will file regarding the recent change
of auditors and Non-Reliance of Previously Issued Financial Statements or a
Related Report or Completed Interim Review. We agree with such statements
made regarding our firm. We have no basis to agree or disagree with other
statements made under any other Item in the Form 8-K.

Sincerely,

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, NV

Exhibit 99.1

VERIDIGM UPDATES SHAREHOLDERS AND CLOSES DEFINATIVE AGREEMENT.

Tuesday, February 28th, 2008 - Pacific Palisades CA —Veridigm, Inc. (OTC Bulletin Board: VRGD). Pursuant to the Company's recent 8K filing, the Company updates shareholders on the following material events.

The Company today announces that it has entered into a Definitive Agreement on 2/14/08 to acquire one hundred percent of the assets and liabilities of Dinostar Inc. Dinostar owns knowledge and business acumen in the end-to-end manufacturing methodologies and marketing of specialist items. The Definitive Acquisition calls for the Company to issue five million (5,000,000) common shares (par $0.0001) of restricted stock to the seller (s) of the Dinostar shares.

Pursuant to the Company's recent 8K filing, the Company believes that significant and possibly fraudulent representations and warranties were made by a former Officer and Director regarding 10QSB for the period ending Sept 30th 2007. The representations and warranties regarding the Company's financial position were grossly misrepresented to attorneys, auditors, investors and the Securities and Exchange Commission by the certification required by Rule 13a-14(b) or Rule 15d-14(b) and section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. On November 19, 2007, the Company filed Form 10QSB for the period ended September 30, 2007 with the Securities and Exchange Commission, in which a line item refers to "Forgiveness of Debt" and was explained in Note # 3 of the Condensed Financial Statements as follows:

> FORGIVENESS OF DEBT
> During the three months ended September 30, 2007 the Company determined that various liabilities accrued in its financial statements would not be paid as the former officers of the Company could not properly document the existence of the obligations. The liabilities were removed from the books as of September 30, 2007 and recorded as a gain on forgiveness of debt.

Management and the former Officer(s) and Director (s) have been unable to provide *prima fascia* evidence of the debt Holder (s) partial or full forgiveness or Cancellation of Debt (COD) pursuant to the specified various liabilities principal or accrued interest. Cancellation of debt is a taxable income event under the principles set forth in IRC Section 61(a)(12). As a result, management is re-evaluating the Company's internal control over financial reporting to ensure compliance with all applicable requirements related to the preparation and disclosure of the Company's financial information.

Forward-Looking Statement: The statements in the press release that relate to the Company's expectations with regard to the future impact on the Company's results from acquisitions or actions in development are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements in this document may also contain 'forward- looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this press release, the words 'anticipate,' 'believe,' 'estimate,' 'may,' 'intend,' 'expect' and similar expressions identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in such statements. Such risks, uncertainties, and factors include, but are not limited to, future capital needs, changes, and delays in product development plans and schedules, or market acceptance

SOURCE Veridigm Inc.

Investor relations: CONTACT: ANDREW WILCOX

1 888 646 5677